

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Yajing Chen
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

      **Re: Zai Lab Ltd**
          **Form 10-K for Fiscal Year Ended December 31, 2022**
          **File No. 001-38205**

Dear Yajing Chen:

      We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.     We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C of Form 10-K or tell us why you are not required to do so. Additionally, please amend your Form 10-K to provide the disclosures required under Item 9C(b) of Form 10-K. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:     Aslynn Hogue